UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10029903

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 01 2010
Washington, DC
110

SEC FILE NUMBER
8- ~~113795~~

8-53406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: K&Z Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2445 M Street NW, 2nd Floor
(No. and Street)

Washington	DC	20037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Kimsey, CEO (202) 457-7686
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yin Shen Co. CPA
(Name – *if individual, state last, first, middle name*)

31 - 50 140th Street, Ste. 6C	Flushing	New York	11354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Kimsey, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K & Z Partners, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

STEPHANIE S. WEIR
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires October 31, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

K & Z PARTNERS, LLC

CONTENTS

Yin Shen Co. CPA
3150 140th Street, Room 6c
New York, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281

Independent Auditor's Report

To The Members
K&Z Partners, LLC

We have audited the accompanying statement of financial condition of K&Z Partners, LLC (the Company) as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K&Z Partners, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yin Shen Co. CPA
New York, New York
March 22, 2010

K & Z PARTNERS, LLC

Statement of Financial Condition

December 31, 2009

ASSETS

Cash & cash equivalent	$	54,557
Accounts receivable		9,500
Prepaid expenses		2,765
Property & equipment		8,939
Less accumulated Depreciation		(4,470)
Other assets		1,148
Total assets	$	72,439

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	4,500
Accrued expenses		6,015
Total liabilities		10,515
Members' Equity		
Members' Capital		26,662
Current changes		35,262
Total members' equity		61,924
Total liabilities and members' equity	$	72,439

The accompanying notes are an integral part of these financial statements

K & Z PARTNERS, LLC

Statement of Income

for the Year Ended December 31, 2009

REVENUES:		
Commission and fee income	$	672,989
Consulting income		118,557
Interest income		17
Total Revenue	$	791,563
EXPENSES:		
Compensations and benefits	$	186,055
Commissions and fees		379,027
Communications		7,248
Occupancy		15,204
Regulatory fees and expenses		4,038
Professional and consulting fees		84,152
Other expenses		80,577
Total Expenses		756,301
INCOME BEFORE INCOME TAXES		35,262
PROVISION FOR INCOME TAXES		0
NET INCOME (LOSS)	$	35,262

The accompanying notes are an integral part of these financial statements

K & Z PARTNERS, LLC

Statement of Cash Flows

for the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income		$	35,262
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation	1,788		
Security deposit	(1,148)		
Accounts receivable	2,500		
Prepaid expenses	(153)		
Accounts payable	(500)		
Accrued expenses	1,521		
Prior period adjustments	(293)		
Total adjustments			3,715
Net cash used in operating activities			38,977
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of furniture and equipment	0		0
Net cash used in investing activities			0
CASH FLOWS FROM FINANCING ACTIVITIES:			
Members' contributions	0		0
Net cash provided by financing activities			0
INCREASE IN CASH			38,977
CASH AT BEGINNING OF THE YEAR		$	15,580
CASH AT END OF THE YEAR		$	54,557

The accompanying notes are an integral part of these financial statements

K & Z PARTNERS, LLC

Statement of Changes in Member's Capital

for the Year Ended December 31, 2009

		Member's Capital
Balance, January 1, 2009	$	26,955
Net Income		35,262
Member's Capital Contributions		0
Member's Capital Withdrawals		0
Prior period adjustments		(293)
		0
Balance, December 31, 2009	$	61,924

The accompanying notes are an integral part of these financial statements

1. Organization and nature of business

K&Z Partners, LLC (the Company) was formed as a Limited Liability Company on September 2, 1998, and is registered as a broker dealer with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA) The Company engaged in the business to provide asset and risk management consulting advice to high net worth individuals and institutions. The Company does not carry customer accounts and is exempt from SEC customer protection rules. The Company is a Delaware corporation. And the Company relocated to Washington D.C. in 2009.

2. Significant Accounting Policies

a. Income recognition:
The Company recognizes and records advisory and consulting fees when performance is substantially completed.

b. Property and equipment:
Furniture and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

c. Cash and cash equivalents:
For purpose of statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not hold for sale in the ordinary course of business.

d. Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e. Accounting method
The Company prepares its financial statements on the accrual basis of accounting.

3. Property and equipment:

Property and equipment consists of the following as of December 31, 2009:

Office equipment	$ 8,939
Less: Accumulated depreciation	(4,470)
Net book value	$ 4,461

Depreciation for the year ended December 31, 2009 amounted to $1788. Fixed assets are depreciated using the straight-line method over the estimated life of the related assets. Estimated lives for equipment are five years.

4. Income taxes:

The Company is a limited liability company where the member is individually responsible for income taxes that result from the Company's operations. The company is still liable for certain state taxes.

5. Related party transactions

The Company occupied office space, located in New York city, of an entity whereby the Company derives certain revenues and the Company does not pay rent for the office space for the period ended April 30, 2009 before the Company moved to Washington D.C.

6. Commitments and contingencies:

The Company moved from New York to Washington D.C. and subleased office space at monthly rent of $1,147. The lease ended in October 2009 and renewal of lease has not been signed.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and minimum dollar amount of net capital requirement is $5,000. At December 31, 2009, the Company was in compliance with these regulations. The company's aggregate indebtedness to net capital ratio was 0.24 to 1 and dollar amount exceeds required limit by $39,042.

8. Subsequent events

In preparing these financial statements, management has considered subsequent events through March 22, 2010.

K & Z PARTNERS, LLC

Supplementary Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2009

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

Schedule I

K & Z PARTNERS, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2009

NET CAPITAL		
Total partners' equity		$ 61,924
Deduct stockholders' equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		$ 61,924
Deductions:		
Nonallowable assets		
Furniture, and equipment, net	(4,469)	
Other assets	(13,413)	(17,882)
Net capital before haircuts on securities positions		$ 44,042
Haircuts on securities		
Other securities	0	0
NET CAPITAL		$ 44,042
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	10,515	10,515
Total aggregate indebtedness		$ 10,515
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		$ 701
Minimum dollar required:		$ 5,000
Excess net capital		$ 39,042
Excess net capital at 1,000% (Net capital - 10% of AI)		$ 42,991
Ratio: Aggregate indebtedness to net capital		0.24

Schedule I (cont.)

K & Z PARTNERS, LLC

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2009)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	38,572.00
Adjustments:		
Difference due to offsetting various assets accounts against related liabilities		5,470.00
Net capital per above	$	44,042.00

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC rule 15c3-3

To The Members of
K&Z Partners, LLC.

In planning and performing our audit of the financial statements of K&Z Partners, LLC. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yin Shen Co. CPA
New York, New York
March 22, 2010